SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2 )*

                    Natural Alternatives International, Inc.
                                (Name of Issuer)

                          Common Stock $.001 Par Value
                         (Title of Class of Securities)

                                    638842302
                                 (CUSIP Number)

                                  Robert Becht,
                                 P.O. Drawer H,
                         Valley Cottage, New York 10989
                                 (845) 268-6828
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                   May 2, 2002
             (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 4 Pages)

                                  SCHEDULE 13D
CUSIP No. 638842302                                            Page 2 of 4 Pages
--------------------------------------------------------------------------------
                 NAME OF REPORTING PERSONS
    1            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.
                 Carl J. Terranova
--------------------------------------------------------------------------------
    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  |x|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
    3            SEC USE ONLY

--------------------------------------------------------------------------------
    4            SOURCE OF FUNDS*
                 PF
--------------------------------------------------------------------------------
    5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                             |_|

--------------------------------------------------------------------------------
    6            CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States

--------------------------------------------------------------------------------
NUMBER OF                  7      SOLE VOTING POWER

SHARES                            299,900
                        --------------------------------------------------------
BENEFICIALLY
                           8      SHARED VOTING POWER
OWNED BY                          0
                        --------------------------------------------------------
EACH                       9      SOLE DISPOSITIVE POWER

REPORTING                         299,900
                        --------------------------------------------------------
PERSON
                           10     SHARED DISPOSITIVE POWER
WITH                              0
--------------------------------------------------------------------------------
   11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 299,900
--------------------------------------------------------------------------------
   12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES*                                                     |_|
--------------------------------------------------------------------------------
   13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 5.18%
--------------------------------------------------------------------------------
   14            TYPE OF REPORTING PERSON*
                 IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 2 (this "Amendment") amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on November 5, 2001, as amended by Amendment No. 1 filed on December 6, 2001, by the Trust U/W of Vincent Terranova, Carl J. Terranova and Thomas H. Hanson, relating to the common stock, $.001 par value (the "Common Stock"), of Natural Alternatives International, Inc., a Delaware corporation (the "Company"). Capitalized terms used and not defined herein shall have the meanings attributed to them in the
Schedule 13D.

      Item 3: Source and Amount of Funds or Other Consideration.

      The information set forth in the second paragraph of Item 3 of the
Schedule 13D is hereby amended by replacing said paragraph with the following information:

      An aggregate of $818,402.13, including commissions, was paid in a series of transactions pursuant to which Carl J. Terranova acquired the Common Stock owned by him. Said amount was paid out of the personal funds of Mr. Terranova.

      Item 5: Interest in Securities of the Issuer.

      The information set forth in the second sentence of each of subparagraphs
(a) and (b) of Item 5 of the Schedule 13D is hereby amended by replacing said sentences with the following information:

      (a) Carl J. Terranova beneficially owns 299,900 shares of Common Stock, representing approximately 5.18% of the total Common Stock outstanding.

      (b) Carl J. Terranova has the sole power to vote and the sole power to dispose of 299,900 shares of Common Stock.

      The information set forth in subparagraph (c) of Item 5 of the Schedule 13D is hereby amended and supplemented with the following information:

      (c) Carl J. Terranova acquired a portion of the Common Stock owned by him in a series of open market transactions effected primarily with independent brokers between March 14, 2002 and May 2, 2002. See Supplemental Schedule 1 for disclosure of (1) the date, (2) the price and (3) the amount of shares purchased by Mr. Terranova during the past 60 days.

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


May 7, 2002


                                        TRUST U/W OF VINCENT TERRANOVA



                                        By: /s/ Robert Becht
                                           ------------------------------------
                                           Name: Robert Becht
                                           Title:  Trustee


                                           /s/ Carl J. Terranova
                                           ------------------------------------
                                           Carl J. Terranova


                                           /s/ Thomas H. Hanson
                                           ------------------------------------
                                           Thomas H. Hanson

                                                         Supplemental Schedule 1

                                Carl J. Terranova


Trade Date                     No of Shares                Price per Share
                                Purchased                 (Excluding Commission)

March 14, 2002                    9,000                    $1.862
March 18, 2002                    1,000                    $1.802
March 18, 2002                    5,100                    $1.86
April 5, 2002                     1,000                    $2.163
May 2, 2002                       1,000                    $2.1
May 2, 2002                       1,000                    $2.05
May 2, 2002                       25,000                   $2.21
May 2, 2002                       10,000                   $2.179